Exhibit 21

JumpTV has the following subsidiaries, all of which are wholly owned (directly or indirectly):

Name of Subsidiary	State or Country of Incorporation	Name Under Which Subsidiary Does Business
JumpTV Limited	United Kingdom	Inactive
Cycling Television Limited	United Kingdom	CyclingTV
JumpTV International FZ LLC	United Arab Emirates	JumpTV
JumpTV USA Inc.	Delaware	JumpTV
JumpTV USA Holdco, Inc.	Delaware	JumpTV
Sport International Group, LLC	Delaware	SportsYa
Deportes Ya, S.A.	Argentina	SportsYa
NeuLion, Inc.	Delaware	NeuLion
NeuLion China Co., Ltd.	China	NeuLion China
TV-Desi, Inc.	Delaware	TV-Desi
Talfazat, LLC	Delaware	Inactive